March 31, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Perry Hindin and Mr. Eric Envall

Re: Lloyds Banking Group plc (the “Company”) Registration Statement (the “Registration Statement”) on Form F-4 Registration File No. 333-194346

Dear Mr. Hindin and Mr. Envall,

The Company hereby requests that the Securities and Exchange Commission (the “Commission”) declare its Registration Statement on Form F-4 (File No. 333-194346), as amended by pre-effective amendment on March 27, 2014 (the “Registration Statement”), to be effective on April 2, 2014 at 9:00 a.m. or as soon thereafter as practicable.

The Company understands and acknowledges that:

(i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Company may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
By:	/s/ Richard Shrimpton
Name: Richard Shrimpton
Title: Group Capital Markets Issuance Director